APR 01 2010
WASH. D.C.
200 SECTION



10030098

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 20557

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Walter J. Dowd, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Broad Street, Suite 2201
(No. and Street)

New York, (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael D. Berger 212-847-2477
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Yodice & Company, P.C.
(Name – *if individual, state last, first, middle name*)

1259 Route 46, Bldg. 1 (Address) Parsippany, (City) NJ (State) 07054 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Michael Berger**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Walter J. Dowd, Inc.**, as of **December 31, 2009**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



Signature

Chief Financial Officer

Title



Frank Reitz
Notary Public of New Jersey
Commission expires 8/17/2013

Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole proprietor's Capital
- ■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or control Requirements under Rule 15c3-3.
- □ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and under the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- □ (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- □ (m) A copy of the SIPC Supplemental Report.
- □ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent Auditor's Report.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

NAME OF ORGANIZATION: WALTER J. DOWD, INC.

ADDRESS: 30 Broad Street, Suite 2201, New York, NY 10004

DATE: DECEMBER 31, 2009

FINANCIAL INDUSTRY REGULATORY AUTHORITY
20 BROAD STREET, 22ND FLOOR
NEW YORK, NY 10005

Sir/Madam:

WE, THE UNDERSIGNED members or allied members of Walter J. Dowd, Inc. have caused an audit to be made in accordance with the prescribed regulations and have arranged for the prescribed financial report based upon such audit.

We hereby certify that, to the best of our knowledge and belief, the accompanying financial report prepared as of DECEMBER 31, 2009 represents a true and correct financial statement of our organization and that the report will promptly be made available to those members and allied members whose signatures do not appear below.



Michael D. Berger



Warren P. Meyers



John R. Colvin

CONTENTS

Yodice and Company, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

1259 Route 46 • Parsippany, New Jersey 07054

(973) 263-8228 FAX: (973) 263-2515

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Walter J. Dowd, Inc.
30 Broad Street, Suite 2201
New York, NY 10004

We have audited the accompanying statement of financial condition of Walter J. Dowd, Inc. as of December 31, 2009, and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Walter J. Dowd, Inc. at December 31, 2009, and the results of operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information, as well as the information contained in Schedule 4, has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Yodice & Company, P.C.

Parsippany, New Jersey
March 15, 2010

WALTER J. DOWD, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

CURRENT ASSETS:		
Cash and Cash Equivalents	$ 57,994	
Due from Clearing Brokers	104,599	
Commissions Receivable	152,228	
Prepaid Expenses and Other Current Assets	159,165	
Total Current Assets		$ 473,986
NON-CURRENT ASSETS:		
Commodity Exchange Membership	10,000	
Security Deposits	32,240	
Furniture and Equipment - Net of Accumulated Depreciation of $93,769	21,465	
		63,705
		$ 537,691

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:		
Accounts Payable and Accrued Expenses		$ 258,885
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY:		
Common Stock, No Par Value, 200 Shares Authorized, 35 Shares Issued and 25 Shares Outstanding	201,000	
Additional Paid-In Capital	869,674	
Retained Earnings (Deficit)	(416,868)	
Less: Treasury Stock, 10 Shares at Cost	(375,000)	
		278,806
		$ 537,691

See Accompanying Notes to Financial Statements and Independent Auditors' Reports

WALTER J. DOWD, INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2009

REVENUE; Commissions	$ 1,589,098
EXPENSES:	
Floor Brokerage Exchange and Clearance Charges	302,468
Other Operating Expenses (Schedule 4)	1,529,990
	1,832,458
NET (LOSS)	($ 243,360)

See Accompanying Notes to Financial Statements and Independent Auditors' Reports

WALTER J. DOWD, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2009

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Treasury Stock	Total
Balance, January 1, 2009	$ 201,000	$ 694,674	($ 173,508)	($ 375,000)	$ 347,166
Capital Contributions		175,000			175,000
Net (Loss)	-	-	(243,360)	-	(243,360)
Balance, December 31, 2009	$ 201,000	$ 869,674	($ 416,868)	($ 375,000)	$ 278,806

See Accompanying Notes to Financial Statements and Independent Auditors' Reports

WALTER J. DOWD, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2009

NONE

See Accompanying Notes to Financial Statements and Independent Auditors' Reports

WALTER J. DOWD, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net (Loss)	($ 243,360)
Adjustments to Reconcile Net (Loss) to Net Cash from Operating Activities;	
Depreciation	9,917
(Increase) Decrease in:	
Due from Clearing Broker	33,484
Commissions Receivable	94,035
Prepaid Expenses and Other Current Assets	(29,071)
Increase (Decrease) in:	
Accounts Payable and Accrued Expenses	(3,622)
NET CASH (USED) IN OPERATING ACTIVITIES	(138,617)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital Contributions	175,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	175,000
NET INCREASE IN CASH AND CASH EQUIVALENTS	36,383
CASH AND CASH EQUIVALENTS, Beginning of Year	21,611
CASH AND CASH EQUIVALENTS, End of Year	$ 57,994

SUPPLEMENTAL CASH FLOWS INFORMATION:

Cash Paid for Income Taxes	$ 1,000
Cash Paid for Interest	$ 0

See Accompanying Notes to Financial Statements and Independent Auditors' Reports

WALTER J. DOWD, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

NOTE 1: ORGANIZATION AND OPERATIONS

The Corporation was formed on December 16, 1975 under the laws of the State of New York for the purpose of operating as a broker-dealer. The Corporation is a member of the New York Stock Exchange, Inc. Effective October 9, 2006, the National Association of Securities Dealers (NASD) granted the corporation's application for membership. The Corporation owns a commodity membership on the Dublin Commodities Exchange. Its customer base extends throughout the United States, Canada and Europe, with an approximately 75% concentration in the eastern region of the United States.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents:
For the purpose of the statement of cash flows, cash equivalents include time deposits, and all highly liquid debt instruments with original maturities of three months or less.

Furniture and Equipment:
Furniture and Equipment is stated at cost. Depreciation is provided using the straight line method over a period of 5 years. Expenditures for major renewals and betterments that extend the useful lives of furniture and equipment are capitalized. Expenditures for maintenance and repair are charged to expense as incurred.

Recognition of Income and Expenses:
Customers' securities transactions are recorded on a settlement date basis in accordance with the general practices of the industry, with related income and expenses recorded on a trade date basis.

Advertising:
The Company expenses the cost of advertising and promotion as incurred.

Income Taxes:
The Company, with the consent of its shareholders, has elected to have its income taxed under Section 1362 of the Internal Revenue Code, which provides that, in lieu of corporation income taxes, the shareholders are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is presented in these financial statements. This election became effective December 1, 1986. The Company has also elected to be treated as a New York S-Corporation which provides that stockholders are required to report their pro-rata share of S-Corporation income on their New York Income Tax returns. The Company adopted the provisions of Financial Accounting Standards Board (FASB) Accounting Standards codification (ASC) 740 [formerly Financial Accounting Standard Number 109 (FAS 109), *Accounting for Income Taxes*, and FASB Interpretation Number 48 (FIN 48) *Accounting for Uncertainty in Income Taxes*].

NOTE 2 (Continued)

The provisions of FASB ASC 740 (formerly FAS 109) require a deferred tax liability to be recognized for all taxable temporary differences, and a deferred tax asset is recognized for all deductible temporary differences and operating loss and tax credit carryforwards. A valuation allowance is recognized if it is more likely than not that some portion or all of the deferred tax asset will not be realized. The tax rate or rates that are used to measure deferred tax liabilities and deferred tax assets are the enacted tax rates expected to apply to taxable income in the years that the liability is expected to be settled or the asset recovered.

The provisions of FASB ASC 740 (formerly FIN 48) require the Company to evaluate its tax positions, which include its status as a pass-through entity, and to measure tax positions that have been determined to have met a recognition threshold. Disclosures are required for any unrecognized tax benefits from uncertain tax positions.

Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events:
Subsequent events have been evaluated through March 15, 2010 which is the date of the financial statement

NOTE 3: DUE FROM CLEARING BROKERS

Commissions receivable from some brokers and dealers clear through Albert Fried and Company, LLC, and the National Securities Clearing Corporation. Some commissions are paid directly to the Corporation by the broker or dealer clearing the transaction. A clearance deposit of $100,000 is required pursuant to the agreement. At December 31, 2009 the balance in the clearance deposit was $100,005.

NOTE 4: COMMISSIONS RECEIVABLE

Commissions receivable represent commissions due to the Company for 2009 transactions paid in 2010.

NOTE 5: PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets includes non-interest bearing loans of $97,663 due from John R. Colvin, a non-interest bearing loan of $35,900 from Michael D. Berger, and a non-interest bearing loan of $5,500 from Warren P. Meyers, all officers and stockholders of the Company. It is anticipated that the loans will be repaid in the upcoming year.

NOTE 6: COMMODITY EXCHANGE MEMBERSHIP

This asset represents the cost of a membership on the Dublin, Ireland Commodities Exchange. The seat is currently inactive.

NOTE 7: DEFERRED TAXES PAYABLE

	New York City
Deferred Tax Asset	$ 48,970
Deferred Tax (Liability)	(16,593)
Valuation Allowance	(32,377)
Net Deferred Tax	$ 0

NOTE 8: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital, as defined under SEC Rule 15c3-1, of $46,953, which was $21,953 in excess of its required net capital of $25,000 and the Company's net capital ratio was 5.51 to 1.

NOTE 9: COMMITMENTS

Office Lease

The Company has entered into a lease agreement effective July 1, 2007 for office facilities. The agreement has been entered into with Gotham Broad LLC. The agreement expires August 31, 2014 and initially requires monthly payments of $10,399. Rent shall be increased by 3% each anniversary of the commencement date of the agreement. A portion of the office has been sublet on a month to month basis. Rental income of $72,059 has been offset to rental expense. Total rent expense relative to this lease for the year ended December 31, 2009 was $71,045.

Future minimum lease payments are as follows:

YEARS ENDED DECEMBER 31,	AMOUNT
2010	$ 135,263
2011	144,050
2012	151,458
2013	155,706
2014	105,984
	$ 692,461

NOTE 9 (Continued)

Equipment Leases

The Company leases office equipment under various leases from Fleetwood Financial, a division of IDB Leasing Inc. The original lease terms range from 56 to 60 months. The leases all expire in 2012 and require a combined monthly payment of $2,469. Total equipment rental expense related to these leases for the year ended December 31, 2009 was $29,479.

Future minimum lease payments are as follows:

YEARS ENDED DECEMBER 31,	AMOUNT
2010	$ 29,621
2011	29,621
2012 (Balance)	13,950
	$ 73,192

NOTE 10: CONTINGENCIES

The Company has one pending arbitration claim with Financial Industry Regulatory Authority (FINRA) Dispute Resolution wherein the Company is the named respondent.The pending arbitration claim entitled Brendan R. Dowd vs. Walter J. Dowd, Inc., et al., FINRA Case No. 08-00682 was filed with FINRA on or about March 7, 2008 by the Company shareholder, Brendan Dowd. The arbitration claim seeks (i) a monetary award based upon claimant's allegation that he was improperly terminated as an employee of the Company, (ii) a monetary award based upon the allegation that the Company has infringed upon claimant's exclusive rights to the use of the name "Walter J. Dowd", and (iii) a determination as to the value of claimant's 20% shareholding interest in the Company, and an order that the Company be required to repurchase claimant's 20% shareholding interest in the Company at the determined price.

Discovery in this case has been completed and the matter is likely to be scheduled for a hearing during the second quarter of 2010. However, the parties are actively engaged in settlement discussions and the possibility of a final settled resolution of the dispute is good. However, in the event the settlement discussions prove unsuccessful management intends to vigorously defend against the claims.

The claims based upon the allegation s of (i) improper termination and (ii) infringement upon the use of the name "Walter J. Dowd" are unlikely to result in an unfavorable outcome. With respect to claimant's claim seeking a valuation of his 20% shareholding interest in the Company it is apparent that claimant's shareholdings have some value. It is of legal opinion that the appropriate valuation will be based upon book value. Notwithstanding any valuation determined by the arbitrators, it is questionable whether there exist legal grounds that would require the Company to repurchase a minority shareholder's interest in the Company. Accordingly, the arbitrators may deny claimant's request for an order requiring the Company to repurchase his 20% shareholding interest in the Company.

NOTE 10 (Continued)

On December 2, 2009 a settlement was reached concerning an arbitration claim filed with FINRA on or about June 4, 2008 by a former employee. The arbitration claim sought (i) a monetary award based upon the claimant's allegation that he was wrongfully terminated as an employee of the Company; (ii) a monetary award based upon the allegation that the Company breached a written employment agreement with the claimant; and (iii) a monetary award based upon the claimant's allegation that the reasons for termination as stated in form U-5 filing were defamatory in nature. On December 2, 2009, a settlement was reached with the former employee for $185,000 which has been fulfilled.

NOTE 11: INCOME TAXES

New York City does not recognize S-Corporation status. Accordingly, a provision has been made for such taxes based upon the applicable statutory rates.

The Company has an operating loss carryforward of $294,500 that may be offset against future New York City taxable income. If not used, the loss carryforward will begin to expire in 2028.

The net change in the deferred tax asset valuation allowance for the year ended December 31, 2009 was an increase of $17,405.

As mentioned in the Accounting Policies (Note 2), the Company has made federal and state elections to be taxed as a pass-though entity. Accordingly, income taxes are attributed to the owners rather than the entity.

Deferred taxes are provided for timing differences between the bases of assets and liabilities for financial statements and income tax purposes. The differences arise primarily from recognition of income and expense under the cash basis for tax purposes and different depreciation methods for financial statement and tax purposes. Deferred taxes are also provided for the New York City net operating loss that is available to offset future taxable income.

The Company's tax years ended December 31, 2006, 2007, 2008, and 2009 remain subject to possible examination by the United States Treasury and/or the State and City of New York.

WALTER J. DOWD, INC.
COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

SCHEDULE 1

CREDIT FACTORS:		
Stockholders' Equity		$ 278,806
Total Credit Factors		278,806
DEBIT FACTORS:		
Commissions Receivable/Due from Clearing Broker		8,983
Prepaid Expenses and Other Current Assets		159,165
Commodity Exchange Membership		10,000
Security Deposits		32,240
Furniture and Equipment - Net of Accumulated Depreciation		21,465
Total Debit Factors		231,853
Net Capital		46,953
Less: Minimum net capital requirements		
Greater of 6 2/3% of aggregate indebtedness or $25,000		25,000
Remainder: Capital in Excess of all Requirements		$ 21,953
CAPITAL RATIO (Maximum Allowance 1500%):		
Aggregate Indebtedness	258,885	
	------------ = 551%	
Divided by Net Capital	46,953	
AGGREGATE INDEBTEDNESS:		
Accounts Payable and Accrued Expenses		$ 258,885
RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART IIA [UNAUDITED] OF FORM X-17A-5 AS OF DECEMBER 31, 2009):		
Net Capital, as Reported in Company's Part IIA FOCUS Report		$ 50,335
Net Audit Adjustments		(3,382)
Net Capital Per Above		$ 46,953

See Accompanying Notes to Financial Statements and Independent Auditors' Reports

WALTER J. DOWD, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

SCHEDULE 2

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemptions appearing in Paragraph (k)(2)(i) of the Rule.

WALTER J. DOWD, INC.
INFORMATION RELATING TO POSSESSIONS OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

SCHEDULE 3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemptions appearing in Paragraph (k)(2)(i) of the Rule.

See Accompanying Notes to Financial Statements and Independent Auditors' Reports

WALTER J. DOWD, INC.
SUPPLEMENTARY INFORMATION
YEAR ENDED DECEMBER 31, 2009

SCHEDULE 4

OPERATING EXPENSES:	
Payroll - Officers	$ 280,050
Payroll - Others	324,790
Payroll Taxes	52,842
Communications	72,839
Computer and Data Processing Services	4,579
Continuing Education and Conferences	612
Depreciation	9,917
Dues, Regulatory Fees and Registrations	10,603
Equipment Leasing	29,479
Insurance	113,417
Meals and Entertainment	42,532
Office, Stationery, Postage and Miscellaneous	51,772
Professional and Consulting Fees	117,486
Rent	71,045
Settlement – Former Employee	185,000
Trade Errors	159,945
Travel	3,082
	$ 1,529,990

See Accompanying Notes to Financial Statements and Independent Auditors' Reports

Yodice and Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1259 Route 46 • Parsippany, New Jersey 07054
(973) 263-8228 FAX: (973) 263-2515

INDEPENDENT AUDITORS' REPORT
ON
INTERNAL ACCOUNTING CONTROL
REQUIRED BY THE
SECURITIES AND EXCHANGE COMMISSION
RULE 17a -5(g)(1)

Board of Directors and Stockholders
Walter J. Dowd, Inc.
30 Broad Street, Suite 2201
New York, NY 10004

In planning and performing our audit of the financial statements and supplementary schedules of Walter J. Dowd, Inc. (the Company) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended and should not be used by anyone other than these specified parties.



Yodice & Company, P.C.

Parsippany, New Jersey
March 15, 2010

Yodice and Company, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

1259 Route 46 • Parsippany, New Jersey 07054

(973) 263-8228 FAX: (973) 263-2515

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors and Stockholders
Walter J. Dowd, Inc.
30 Broad Street, Suite 2201
New York, NY 10004

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC)for the year ended December 31, 2009, which were agreed to by Walter J. Dowd, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Walter J. Dowd, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Walter J. Dowd, Inc.'s management is responsible for Walter J. Dowd, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standard established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose . The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited From X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009, noting no differences;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Yodice & Company, P.C.

Parsippany, New Jersey
March 15, 2010

WALTER J. DOWD, INC.
SCHEDULE OF ASSESSMENT AND PAYMENTS TO THE SECURITIES INVESTOR PROTECTION CORPORATION (SIPC)
PERIOD APRIL 1, 2009 THROUGH DECEMBER 31, 2009

Determination of SIPC Net Operating Revenues:	
Total Revenues (FOCUS Line 12/Part IIA line 9)	$ 1,255,599
Additions	-
Deductions	18,445
SIPC Net Operating Revenues	$ 1,237,154
Determination of General Assessment:	
SIPC Net Operating Revenues	$ 1,237,154
General Assessment @ .0025	$ 3,093
Assessment Remittance:	
Greater of General Assessment or $150 Minimum	$ 3,093
Less: Payment made with Form SIPC-4 in January, February or March, 2009	888
Assessment Balance Due	$ 2,205
Reconciliation with the Company's Computation of SIPC Net Operating Revenues for the Period April 1, 2000 through December 31, 2009:	
SIPC Net Operating Revenues as computed by the Company on Form SIPC-7T	$ 1,237,154
SIPC Net Operating Revenues as computed above	$ 1,237,154
Difference	$ -

See Accountants' Agreed Upon Procedures Report